Asset Backed Funding Corporation
                             214 North Tryon Street
                         Charlotte, North Carolina 28255




                                 March 21, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-1004
Attn:  Messeret Nega, Esq.

              Re: Asset Backed Funding Corporation
                  Registration Statement on Form S-3
                  Registration No. 333-130524
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Ladies and Gentlemen:

            Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement may become effective by 10:00 a.m. on the morning of March 23, 2006, or as soon thereafter as practicable.

            The undersigned hereby acknowledges that (1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the undersigned may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    ASSET BACKED FUNDING CORPORATION


                                    By:      /s/ Juanita L. Deane-Warner
                                           ------------------------------------
                                    Name:  Juanita L. Deane-Warner
                                    Title: Vice President